VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management – Disclosure Review and Accounting Office

August 23, 2019

Re:	Request for Selective Review of Initial Registration Statements on Form S-3

Brighthouse Life Insurance Company

Brighthouse Shield Level® Select 3-Year Annuity (File No. 333-233235)

Brighthouse Shield Level® Select 6-Year Annuity (File No. 333-233239)

Brighthouse Shield Level® 10 Advisory Annuity (File No. 333-233240)

To the Commission:

Vedder Price P.C. (“Vedder Price” or “counsel”), counsel to Brighthouse Life Insurance Company of NY (the “Company”), previously submitted transmittal letters on the Company’s behalf concerning the August 13, 2019 filings under the Securities Act of 1933, as amended (the “1933 Act”), of the Company’s initial registration statements on Form S-3 (the “New Registration Statements”) for certain individual single premium deferred index-linked separate account annuity contracts (the “Contracts”), referred to as the Brighthouse Shield Level® Select 3-Year Annuity (the “3-Year Annuity”), the Brighthouse Shield Level® Select 6-Year Annuity (the “6-Year Annuity”) and the Brighthouse Shield Level® 10 Advisory Annuity (the “Advisory Annuity”), respectively. The primary purpose for which each of the New Registration Statements was filed was to register additional interests in the Contracts.

The Company is supplementing counsel’s prior correspondence to request selective review by the Commission’s staff (the “Staff”) of each of the New Registration Statements. The Company notes that the Staff previously reviewed the currently effective registration statement for each of the Contracts as follows:

•	3-Year Annuity: File No. 333-217507; SEC Accession No. 0001193125-17-225969; declared effective on July 21, 2017

•	6-Year Annuity: File No. 333-217509; SEC Accession No. 0001193125-17-225966; declared effective on July 21, 2017

•	Advisory Annuity: File No. 333-222560; SEC Accession No. 0001193125-18-116878; declared effective on April 30, 2018

(Each of the foregoing currently effective registration statements is referred to as a “Current Registration Statement.”) The New Registration Statement for each of the 3-Year Annuity, 6-Year Annuity and Advisory Annuity is substantively similar to its respective Current Registration Statement, with the exception of certain clarifying, updating and other non-material changes. Accordingly, because each of the New Registration Statements will provide only very limited new material for review by the Staff, the Company requests that the New Registration Statement be accorded selective review by the Staff. In this connection, the Company notes that if each of the New Registration Statements was eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from the prior filings noted. The Company has reviewed each of the New Registration Statements and represents that it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that each of the New Registration Statements would be eligible for Rule 485 generally).

To facilitate selective review of the New Registration Statements by the Staff, Vedder Price has provided, under separate cover, courtesy copies of the prospectuses included in each Current Registration Statement marked against the prospectus included in the corresponding New Registration Statement. The Company respectfully requests that the Staff limits its review to the highlighted changes reflected therein.

If you have any questions or comments regarding the New Registration Statements or this request for selective review, please call Nate Segal or Tom Conner of Vedder Price at (312) 609-7747 or (202) 312-3331, respectively.

Sincerely, BRIGHTHOUSE LIFE INSURANCE COMPANY By: /s/ Michele H. Abate Name: Michele H. Abate Title: Associate General Counsel